EXHIBIT 20.2

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BELLAVISTA CAPITAL                                            BUSINESS PLAN 2005
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                        BELLAVISTA CAPITAL Business Plan


                               Business Objective

BellaVista Capital provides financing for residential real estate developers in California. By investing opportunistically with real estate developers seeking financing for their projects, using the expertise of our management team to mitigate risks, and our net operating loss to shelter future income, we plan to provide double digit returns to our investors.

We seek to provide a 15% gross return on our invested assets with a commensurate level of risk mitigated through an extensive due diligence process and diversification of our investments in terms of size, investment type, geographic region and price point. With reduced company overhead, our continuing operating expenses our estimated to be 2.5% of assets, which when subtracted from the projected 15% gross return, yields a net return of 12.5%. The rates of gross return may vary with market interest rates and our operating expenses may vary depending on actual operating demands.

                               Investment Strategy

Average Investment - We have found that real estate developers seeking equity financing between $1 million and $6 million are not well served by the market today. Small developers typically fund their developments with their own funds or funds borrowed from friends and relatives. These financing sources work well until the need for capital exceeds $1 million. Above that the number of investors typically needed to fund these developments becomes unwieldy and the developer seeks institutional sources like BellaVista Capital. As many of the traditional real estate funding sources require minimum investment size in excess of $5 million, an attractive market niche has been created for BellaVista Capital.

With our projected capital base of $60 million, we expect to have approximately 15 to 20 investments at any time with an average investment size of about $3 million per investment. We limit our investment size to $6 million, to avoid concentrating too much of our capital in any single development. We can comfortably manage the origination and servicing of this number of investments with the personnel we identify and describe in this plan.

Investment Type - We plan to balance our portfolio between first trust deeds and subordinated investments to allow us to manage risks while enhancing returns. Experienced developers typically have access to inexpensive financing by using their developments as collateral. However banks and other institutions offering this inexpensive financing limit their risk by over collateralizing their loans, which creates gaps in developers' financing needs. Real Estate investment companies, such as BellaVista Capital, fill these financing gaps with subordinated debt, mezzanine or equity financing. These financing vehicles


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BELLAVISTA CAPITAL                                            BUSINESS PLAN 2005
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provide the funds needed by developers to complete their projects and, in exchange for increased risk, can provide the investment company annual returns of approximately 15% and more.

In certain cases developers seek out BellaVista Capital as their primary construction lender because banks tend to be highly regulated and hence very inflexible with their financing terms. We can offer more flexible financing terms than banks because we are not burdened by the same regulatory restrictions. This flexibility is attractive to opportunistic developers and allows us to fill a niche the banks do not, with projected annual returns of approximately 10%. The following chart depicts BellaVista's balanced investment strategy:

                           Investment Type Allocation


              Equity
           Investments
            (20% plus
             returns)                                    1st Trust
                               [PIE CHART GRAPHIC           Deed
                                    OMITTED]            (10% return)
           Subordinate
               Debt
           (18% to 25%
              return)


Entitlement Status - We plan to invest in a balanced combination of both entitled and unentitled developments. Unentitled developments are projects that have not yet obtained permission to build. Obtaining entitlement approvals generates most of the money made in real estate development. This is especially true in major metropolitan areas of California where citizens pressure their city leaders to slow the growth of their communities. Many real estate investment companies will not invest in unentitled developments because they do not have the expertise to understand the process and, therefore, cannot comfortably or accurately assess the risk or because their charters do not allow these investments. This provides us with an opportunity to enhance our return by investing in carefully evaluated unentitled projects and to make additional developer contacts that help feed our pipeline of investments in fully entitled developments. The most obvious and low risk opportunity being our ability to provide follow-on construction funding for a project that we are already very familiar with. In order to mitigate risk, we plan to make smaller investments in these unentitled developments compared to our investments in entitled developments. The following chart depicts our planned investment in unentitled developments:

                               Entitlement Status

                                                      Unentitled
                                                          25%
                               [PIE CHART GRAPHIC
                                     OMITTED]
                  Entitled
                    75%



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BELLAVISTA CAPITAL                                            BUSINESS PLAN 2005
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Geographic Diversification - We plan to invest in several different market locations in order to diversify our geographic risk. Currently, 98% of our investments are located in the San Francisco Bay Area. It is important that we diversify our investments geographically in order to mitigate the risk of loss due to local economic downturns. The chart below shows the regions where we plan to invest based on our management team's prior regional experience and relationships we have established with developers, brokers and real estate professionals. We are currently reviewing investment requests in each of these major geographic regions.

                           Geographic Diversification

          Other States
         Opportunistic
              10%                                              San
                                                            Francisco
    Southern                    [PIE CHART GRAPHIC             Bay
    California                        OMITTED]                 40%
       25%

          Central Valley
               25%

Price Points - One of the ways we will continue to moderate risk in the portfolio is to invest in properties over a wide range of price points, appealing to a large number of potential buyers. During the past year we reinvested proceeds from the sale of properties with prices over $2.5 million, into developments projected to sell for between $140,000 and $1 million per unit. As a result we have reduced our exposure in the market priced over $2.5 million, from over 72% of our invested assets to less than 45%. Our plan is to continue to invest in developments where unit prices will be closer to the local median, and to continue to lower our exposure to the high-end market. The following chart shows our price point diversity goals for investments in the San Francisco Bay Area. Price points in other regions will be adjusted similarly based on the median price for that specific area.

                                  Price Points

             $500,000 and                               $500,000 to
                Below                                     $750,000
                 30%                                         30%
                               [PIE CHART GRAPHIC
                                     OMITTED]
             $1.5M Plus                                 $750,000 to
            Opportunistic                                  $1.5M
                 10%                                         30%

Due Diligence - The application of appropriate analysis and procedures to evaluate risk is an essential element in our strategy. We have identified the following areas of risk, which we need to understand and manage for a successful real estate investment. Prior to the approval of any investment, we apply a formal process where we identify, assess and verify these categories. Our


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BELLAVISTA CAPITAL                                            BUSINESS PLAN 2005
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assessment of these risks determine whether an investment is appropriate and if so, under what financing terms and conditions. All of these measures are designed to achieve the lowest possible risk for the financing and return being considered.

1. Entitlement Risk. This is the risk that the project will not be approved for development as intended. As discussed above, we will limit our overall portfolio exposure by limiting the number of investments that do not have full development approvals. Within that allocation of unentitled projects, it is important for us to understand the scope of approvals required, the time period necessary to acquire them and the likelihood they will ultimately be received. This assessment is straightforward and occurs during our initial review. Once determined, we price the assessed risk during the negotiation of financing terms with the developer. Once we have agreed upon the appropriate terms for our investment, we verify the developer's representations with documentation and detailed interviews with governmental and local regulatory staff. Only after we have verified the true state of the approvals and the associated timelines and risks, will we seek investment approval from our investment committee.

2. Development Risk. This is the risk that the development cannot be completed for the estimated cost. We use several methods to mitigate this risk: (1) Our experienced management team compares the estimated costs with other developments of similar size, type and location. This comparative analysis occurs during the preliminary review of a project and is used only as an initial step; (2) We, or construction lenders with whom we co-invest, may hire third party professionals to prepare formal cost reviews; (3) We generally will require the developer to provide executed subcontracts representing a major portion of the project's costs to be executed prior to funding an investment; (4) We underwrite costs that have amounts set aside for contingent or unexpected costs; (5) We interview and perform background checks of our developers; and (6) We require completion guarantees from our developers and, where appropriate, their contractors, to insure the completion of construction. Combined, these steps significantly reduce the potential for construction budget or financing errors.

3. Market Risk. This is the risk that the homes in a development will not sell for the projected prices. We manage this risk in several ways: (1) Our management maintains current information about the local real estate markets and economic conditions. Subscribing to trade publications and attending real estate seminars and professional association functions provides important predictive insight into future market trends so that we can be proactive in making and managing our investments; (2) Prior to funding investments, we require independent professional appraisals. The information in these appraisals is used to help understand local market conditions and provide an objective opinion of value; (3) Projected profit margins and loan to value ratios are analyzed. These ratios are combined with information about local market conditions and the projected selling prices to help determine the market risk. (4) Where appropriate, we require the developer to either co-invest or provide personal guarantees of repayment to increase margins and provide sufficient alignment of interest between the developer and BellaVista. These requirements help to ensure that even in markets with falling prices, our developers will complete their projects.


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BELLAVISTA CAPITAL                                            BUSINESS PLAN 2005
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                                 Management Team

Michael Rider - President

Mr. Rider's activities include overseeing all operations of the company including corporate governance and finance. Mr. Rider has over 18 years experience in real estate development and finance. During the last 10 years he has served as a Chief Financial Officer. Prior to joining BellaVista Capital in 1998, Mr. Rider was Controller, then Chief Financial Officer for The Plymouth Group and its successor, TPG Development Corp, a San Francisco Bay Area real estate development company beginning in 1991. While there Mr. Rider identified, secured and closed construction and equity financing exceeding $100 million for the company's real estate developments. In addition, Mr. Rider assisted with entitlement and development issues on a project level. From 1986 to 1990 he was a senior accountant in Los Angeles with Kenneth Leventhal & Company (now Ernst & Young), a national public accounting firm specializing in real estate accounting and advisory services. He is a certified public accountant and a member of the Urban Land Institute. Mr. Rider received a B.A. degree in Economics/Business from the University of California Los Angeles.

Eric Hanke - Vice President of Business Development and Finance

Mr. Hanke's activities include the origination and negotiation of new investment opportunities, corporate finance and investor relations. Mr. Hanke has over 11 years experience in real estate finance and investment. Prior to joining BellaVista Capital in 2001, Mr. Hanke was an investment-banking associate with Andersen Securities Real Estate Capital Markets Group based in San Francisco and Washington D.C. While there he identified, analyzed and negotiated over $300 million in real estate debt and equity investment opportunities on behalf of his clients. He is a member of the Urban Land Institute and is a California licensed real estate broker. Mr. Hanke earned his B.A. in Economics from the University of California at Irvine and a M.B.A., with an emphasis in Real Estate and Corporate Finance, from the Marshall School of Business at the University of Southern California.

                                      Staff

Connie Paris provides investor relations services, serves as our stock transfer agent and manages the company's offices. Ms. Paris began her career with BellaVista Capital's founders and has over 12 years experience in real estate investor relations.

Kristine Inouye is BellaVista's accounting manager. She handles daily bookkeeping and prepares the periodic reports to management for the company and its investments. Ms. Inouye has over 23 years experience in real estate development accounting.

Diane Christensen services our continuing and completed investments. She also provides management and design services for our owned real estate investments. Ms. Christensen has over 20 years experience in the real estate industry.


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BELLAVISTA CAPITAL                                            BUSINESS PLAN 2005
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The company plans to hire an Investment Analyst in April of 2005. The analyst will have a college degree in Finance/Economics or Business and will have experience in financial modeling and real estate due-diligence. The analyst will generate new contacts, summarize new investment requests for management's review and perform underwriting due-diligence for new investment opportunities.

                           2005 Financial Projections

Timing of Payments - We have allocated $12 million in January 2005 for the repurchase of BellaVista stock. We will continue to allocate capital in future periods to provide liquidity for our shareholders. During 2005 we expect to collect approximately $60 million from the repayment of our investments, net of cash out for completion costs. Funding of new investments is based upon the collection of current investment repayments. These projections rely on assumptions about the individual project completion dates and the marketing period required. These assumptions are subject to variation and the change in timing for a single investment could materially alter our forecasted cash receipts and hence, the timing for making new investments. The following chart describes our expected timing for collection of investment repayments.


                          Projected Timing of Payments


                               [BAR CHART GRAPHIC
                                    OMITTED]


Pipeline of Investments -In March 2004, new management began to establish a network of contacts with developers, lenders, brokers and real estate professionals in order to generate new investment opportunities. We received investment requests totaling approximately $540 million during 2004 and we begin 2005 with $56 million of investments under review. We are beginning to see benefits from these efforts as BellaVista Capital is now recognized as an attractive choice for developers seeking financing for their projects. The following graph describes the results of investment opportunities received during 2004:

                              Investment Pipeline


              Currently    Funded
                Active     ($20M)
                ($56M)
                                                         Passed on
                               [PIE CHART GRAPHIC      initial review
         Unable to                   OMITTED]              ($435M)
         agree on
           terms
          ($61M)



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BELLAVISTA CAPITAL                                            BUSINESS PLAN 2005
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Performing Investments - During 2004, we approved four investments, which currently represent approximately 24% of our total investments. These approved investments are similar in terms and characteristics to those investments that are currently under active review. The following table sets forth our projected returns from these approved investments based on our underwriting proformas:


                           Total      Currently      Preferred     Additional         Total       Annual
Investment Type       Investment       Invested         Return       Interest        Return       Return
---------------------------------------------------------------------------------------------------------

1st TD              $ 11,860,000    $ 8,977,907    $ 1,612,222    $         -   $ 1,612,222          14%
---------------------------------------------------------------------------------------------------------

Subordinated Debt      1,000,000      1,000,000        194,917        654,210       849,127          34%
---------------------------------------------------------------------------------------------------------

Equity                 3,040,000      1,436,663        416,560      3,197,144     3,613,704          48%
---------------------------------------------------------------------------------------------------------

Subordinated Debt      2,840,000      2,835,940        402,072        410,438       812,509          23%
---------------------------------------------------------------------------------------------------------

Totals              $ 18,740,000   $ 14,250,510    $ 2,625,771    $ 4,261,792   $ 6,887,562          22%
---------------------------------------------------------------------------------------------------------

Operating costs - Our continuing operating costs include salaries and benefits for our personnel along with rent, insurance and office expenses. During 2004 we dramatically reduced these expenses by reducing staff, moving our offices and eliminating non-essential overhead expenses. In 2005, operating expenses are projected to be $1.9 million with approximately $650,000 representing non-recurring legal expenses and costs to complete and carry our non-performing real estate owned. Our continuing operating costs are projected to be approximately 2.5% of our assets. The following diagram shows a breakdown of our projected expenses in 2005:

                                Operating Costs

                     Non-
                  recurring                          Salaries
                     34%                                39%
                               [PIE CHART GRAPHIC
                                    OMITTED]

                       Audit/Tax                    Rent
                          11%          G & A         4%
                                        12%

Tax Advantage of Investment in BellaVista - Our $90 million Net Operating Loss
(NOL), (equivalent to $6.00 per share assuming an ongoing shareholder base of 15 million shares) generated by the operations of the previous management provides shareholders with a significant potential benefit as we earn future income. Only BellaVista Capital and its shareholders can take advantage of this opportunity for BellaVista to earn tax-free income because the NOL has no value if the company is liquidated and cannot be transferred on sale to an acquiring company. At current combined corporate Federal and California tax rates of 41%, this NOL can save approximately $2.46 per share in future corporate income taxes for BellaVista. This tax savings translates directly into increased share value. The


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BELLAVISTA CAPITAL                                            BUSINESS PLAN 2005
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benefits of tax-free income become even more significant over time as the additional income is compounded. Based on the targeted 12.5% net annual return as discussed previously, the following chart illustrates the potential effects to BellaVista shares of the NOL carry forward. This chart is presented only to demonstrate the effect of offsetting taxable income with the NOL, not to project specific share values, but we believe it illustrates that the NOL has the potential to significantly enhance the value of BellaVista shares.


                 Future Value of $1.00 Invested at 12.5% Return
                            With NOL vs Without NOL


                               [LINE CHART GRAPHIC
                                    OMITTED]


Distributions from Income - We seek to achieve a 12.5% net rate of return on our assets. With our new performing investments we are making progress toward that goal. As we continue to invest the proceeds from our non-performing investments into new investments, we will seek transactions that would generate a net return on assets approaching our 12.5% goal. Based on the success we had in 2004, and our current pipeline of investment opportunities, we are confident we can achieve this return. The income from these new investments currently covers our reduced operating expenses. Once our income can support them, we plan to begin distributions equal to 5% of our capital. We plan to deliver this allocation either as an income dividend (which currently would be taxable to the shareholder at 15% Federal rates and applicable state tax rates) or as redemption of shares (which may not be considered a dividend and could provide a capital loss up to your basis in the stock). Although it will depend on our future operations, we currently project these distributions to begin during the 4th quarter of 2005. The following pie chart shows how our projected income will be allocated:

                               Income Allocation

               Operating
                Expenses
                  2.5%        [PIE CHART GRAPHIC      Share Value
                                    OMITTED]              7.5%

            Distributions
                  5%


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BELLAVISTA CAPITAL                                            BUSINESS PLAN 2005
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Benefits to the Investor

BellaVista Capital is well positioned to take advantage of the many opportunities existing in residential real estate development:

|_|     We have reorganized our business and cut unnecessary operating expenses;
|_| We have developed a strong presence in the market and established a pipeline of contacts with new investment opportunities;
|_| In order to lower risk, we have established procedures to diversify our investments in terms of size, investment type, geographic region and price point;
|_| We have implemented a rigorous due diligence process for new investment underwriting which includes board approval for all investments; and
|_| With our NOL carry forward, we have the ability to earn the first $90 million tax-free, an estimated savings of $36.7 million.

        With these strengths BellaVista Capital can provide investors with periodic cash distributions, increasing investment value and reasonable liquidity from our commitment to allocate capital to stock repurchases.


                Disclosures Regarding Forward Looking Statements

This Business Plan contains forward-looking statements. All statements other than statements of historical fact may be forward-looking statements. These include statements regarding the Company's future financial results, operating results, business strategies, projected costs and capital expenditures, products, competitive positions, and plans and objectives of management for future operations. Forward-looking statements may be identified by the use of words such as "may," "will," "should," "expect," "plan," anticipate," "believe," "estimate," "predict," "intend" and "continue," or the negative of these terms, and include the assumptions that underlie such statements. The Company's actual results could differ materially from those expressed or implied in these forward-looking statements as a result of various risks and uncertainties, including, without limitation, the following:

|_| Risks inherent in real estate lending, including the risk of default, the risks inherent in seeking to realize on collateral upon a default, and the risks of fluctuation in the value of collateral;
|_| Risks related to fluctuations in the real estate markets, which may affect both the demand for real estate financing provided by the Company and the terms available for such financing, as well as the demand and prices for real estate held by the Company;
|_| Construction loan risks, including the risk that the completed property may not have the market value projected prior to construction and the risk that the property may not be completed at the cost and in the time initially projected;
|_| Risks relating to general economic conditions, which may affect the supply of and demand for capital and the rates of return available to lenders;


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BELLAVISTA CAPITAL                                            BUSINESS PLAN 2005
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|_|     Risks relating to environmental liability, which may affect the value of real estate and create potential liability to tenants or neighboring properties and cause the Company to incur cleanup costs; and
|_| Risks relating to legislation and regulation, which may affect the Company's ability to conduct its operations or increase the costs of operations.

All forward-looking statements in this Business Plan are based on information available to the Company as of the date hereof and the Company assumes no obligation to update any such statements.





























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